Exhibit 99.1

Cenovus receives approval for Narrows Lake project

Production capacity expected to reach 130,000 bbls/d

Calgary, Alberta (May 30, 2012) – Cenovus Energy Inc. (TSX, NYSE: CVE) has received approval from the Alberta Energy Resources Conservation Board (ERCB) to proceed with its Narrows Lake oil sands project. Narrows Lake is just north of Cenovus’s currently operating Christina Lake facility, near Conklin in northern Alberta. The project is anticipated to have gross production capacity of 130,000 barrels per day (bbls/d) and be developed in three phases. Ground work for the initial phase of 45,000 bbls/d is expected to begin this fall.

“The approval of Narrows Lake is a significant achievement for Cenovus as we move forward with our plan to double the company’s net asset value between 2010 and 2015,” said Brian Ferguson, Cenovus President & Chief Executive Officer. “This milestone takes us another step closer to bringing on production at Narrows Lake.”

Project approval from Cenovus and its partner, ConocoPhillips, is expected by the end of this year. First production at Narrows Lake is anticipated in 2017, with the possibility of production starting in 2016, depending on industry activity and the associated demand for labour and materials. The Narrows Lake project has an expected life of four decades. Cenovus plans to apply learnings from its years of experience with steam-assisted gravity drainage (SAGD) in the oil sands to develop Narrows Lake. The company also plans to initially demonstrate solvent aided process (SAP) on 25% of the wells and eventually phase in SAP across the entire Narrows Lake operation. SAP involves the addition of a solvent to the steam injected into the reservoir to thin the oil and allow it to flow more freely to the producing well.

This would be the industry’s first use of SAP with butane on a commercial scale. Based on test results at other locations, Cenovus anticipates SAP may improve the steam to oil ratio (SOR) and oil production rate by as much as 30% when compared to SAGD alone. Cenovus also anticipates that SAP may increase total oil recovery by as much as 15%. The company expects the quality of the reservoir, combined with improvements it has made to technology and processes, will enable the Narrows Lake project to achieve industry-leading SORs as low as 1.6 with the full addition of SAP. SOR is a measure of efficiency for in-situ oil sands operations, with a low SOR meaning less water is needed and less natural gas is required, resulting in fewer emissions.

“Narrows Lake is an excellent example of how we’re applying innovation as we grow our oil sands operations,” said John Brannan, Cenovus Executive Vice-President & Chief Operating Officer. “Learnings from the SAP pilot projects at Christina Lake have the potential to improve production and decrease the environmental impact at Narrows Lake. In addition, efficiencies implemented at the newest Christina Lake expansion phases will be applied and improved upon at Narrows Lake.”

Compared to SAGD focused projects, Cenovus anticipates its SAP projects will have 10% to 20% higher initial capital costs. The company also anticipates higher capital costs for Narrows Lake since it is a new project with no existing infrastructure in place. The additional capital costs are expected to be offset by increased production volumes, increased oil recovery and lower operating costs due to SAP. Preparations for the Narrows Lake development are already well under way with a Cenovus team in place, initial equipment ordered and engineering work in progress. More than 200 stratigraphic test wells have been drilled at the project in support of the regulatory application and development plan. As the company gets further into its detailed engineering later this year, it plans to provide more detailed cost estimates for the project.

Reserves additions anticipated

The company’s 2011 independent contingent resources evaluation estimated the gross best estimate bitumen economic contingent resources for Narrows Lake at 888 million barrels (444 million barrels net to Cenovus). Sanctioning of Narrows Lake phase A by Cenovus and the project partner, ConocoPhillips, is expected to lead to the conversion of a portion of the contingent resource to proved reserves in the independent reserves evaluation to be prepared for year-end 2012.

Narrows Lake will be the third in-situ oil sands project operated by Cenovus. The Foster Creek operation is now producing about 120,000 bbls/d gross and Christina Lake is producing about 58,000 bbls/d gross with expansions continuing at both of those projects. Cenovus has a 50% ownership of the Narrows Lake, Foster Creek and Christina Lake projects with its partner ConocoPhillips. In addition, regulatory applications are under review for the Grand Rapids and Telephone Lake oil sands projects. Both of those projects are 100% owned by Cenovus and have planned production capacities of 180,000 bbls/d and 90,000 bbls/d respectively. Cenovus continues to assess other oil sands opportunities within its portfolio for future development. In addition to the 178,000 bbls/d gross of oil sands capacity already built at Foster Creek and Christina Lake, Cenovus now has 435,000 bbls/d of gross oil sands production capacity under construction or with regulatory approval.

ADVISORY

OIL & GAS INFORMATION

The bitumen contingent resources estimate contained in this news release was prepared effective December 31, 2011 by McDaniel & Associates Consultants Ltd., an independent qualified reserves evaluator and was prepared in accordance with and is based on definitions contained in the Canadian Oil and Gas Evaluation Handbook.

•                  Contingent resources are quantities of bitumen estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include such factors as economic, legal, environmental, political and regulatory matters or a lack of markets. It is also appropriate to classify as contingent resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage.

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The estimate of contingent resources has not been adjusted for risk based on the chance of development.

•                  Economic contingent resources are those contingent resources that are currently economically recoverable based on specific forecasts of commodity prices and costs.

•                  Best estimate is considered to be the best estimate of the quantity of resources that will actually be recovered.  It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate.  Those resources that fall within the best estimate have a 50% confidence level that the actual quantities recovered will equal or exceed the estimate.  There is no certainty that it will be commercially viable to produce any portion of the contingent resources.

For further discussion regarding our bitumen contingent resources including the risks and uncertainties associated with recovery, the positive and negative factors relevant to the estimate and the specific contingencies that prevent the classification of our contingent resources as reserves, see our 2011 Annual Information Form (AIF) or Form 40-F available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and our website at www.cenovus.com.

FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking statements and other information (collectively “forward-looking information”) about our current expectations, estimates and projections, made in light of our experience and perception of historical trends. Forward-looking information in this news release is identified by words such as “anticipate”, “believe”, “expect”, “plan”, “forecast”, “target”, “project”, “could”, “focus”, “vision”, “goal”, “proposed”, “scheduled”, “outlook”, “potential”, “may” , “looking forward to”, or similar expressions and includes suggestions of future outcomes, including statements about our growth strategy and related schedules, projected future value or net asset value, forecast operating and financial results, planned capital expenditures, expected future production, including the timing, stability or growth thereof, expected future refining capacity, anticipated finding and development costs, expected reserves and contingent and prospective resources estimates, potential dividends and dividend growth strategy, anticipated timelines for future regulatory, partner or internal approvals, future impact of regulatory measures, forecasted commodity prices, future use and development of technology, including technology and procedures to reduce our environmental impact, and projected increasing shareholder value. Readers are cautioned not to place undue reliance on forward-looking information as our actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in our current guidance, available at www.cenovus.com; our projected capital investment levels, the flexibility of our capital spending plans and the associated source of funding; the estimation of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; our ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; our ability to generate sufficient cash flow from operations to meet our current and future obligations; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

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The risk factors and uncertainties that could cause our actual results to differ materially, include: volatility of and assumptions regarding oil and gas prices; the effectiveness of our risk management program, including the impact of derivative financial instruments and the success of our hedging strategies; accuracy of cost estimates; fluctuations in commodity prices, currency and interest rates; fluctuations in product supply and demand; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks; maintaining desirable ratios of debt to adjusted EBITDA as well as debt to capitalization; our ability to access various sources of debt and equity capital; accuracy of our reserves, resources and future production estimates; our ability to replace and expand oil and gas reserves; the ability of us and our partners to maintain our relationship and to successfully manage and operate our integrated heavy oil business; reliability of our assets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; refining and marketing margins; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of crude oil into petroleum and chemical products; risks associated with technology and its application to our business; the timing and the costs of well and pipeline construction; our ability to secure adequate product transportation; changes in Alberta’s regulatory framework, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on our business, our financial results and our consolidated financial statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries in which we operate; the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against us.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a full discussion of our material risk factors, see “Risk Factors” in our most recent AIF/Form 40-F, “Risk Management” in our current MD&A and risk factors described in other documents we file from time to time with securities regulatory authorities, all of which are available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and our website at www.cenovus.com.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $28 billion. For more information, visit www.cenovus.com.

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CENOVUS CONTACTS:
Investors: Susan Grey Director, Investor Relations 403-766-4751 Bill Stait Senior Analyst, Investor Relations 403-766-6348 Graham Ingram Senior Analyst, Investor Relations 403-766-2849	Media: Rhona DelFrari Director, Media Relations 403-766-4740

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